U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

SEC File Number 0-15415

CUSIP Number 37953J107

NOTICE OF LATE FILING

(Check One):

[ x  ] Form 10-K  [  ] Form 11-K  [ ] Form 20-F  [   ] Form 10-Q  [ ] Form N-SAR

For Period Ended:  December 31, 2013

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:     N/A

Part I--Registrant Information

           Full Name of Registrant:          GLOBAL HEALTHCARE REIT, INC.

          Former Name if Applicable:

 GLOBAL CASINOS, INC.

          Address of Principal Executive Office (Street and Number):

3050 Peachtree Rd., NW # 355

Atlanta, GA  30305

Part II--Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed. (Check box if appropriate)

(a)	[ ]	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	[X]

The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	[ ]	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 10-K within the prescribed time period because the Company has not completed the preparation of its audited financial statements for the fiscal quarter.

Part IV--Other Information

(1)

Name and telephone number of person to contact in regard to this notification

Clifford L. Neuman, P.C.
1507 Pine Street
Boulder, Colorado 80302
(303) 449-2100

(2)

Have all other period reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X ] Yes [   ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X ] Yes [  ] No

Effective September 30, 2013, the Registrant consummated the acquisition of West Paces Ferry Healthcare REIT, Inc. (“WPF”) and concurrently disposed of its gaming assets and liabilities.  The transaction is being accounted for as a reverse acquisition.  As a result, the Annual Report on Form 10K will reflect the automatic adoption of WPF’s historical fiscal year ending December 31, 2013 and will reflect a significant change in results of operations.

If so; attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         GLOBAL HEALTHCARE REIT, INC.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2014	By: /s/ Christopher F. Brogdon
Christopher F. Brogdon, President